Report of Independent Registered Public Accounting Firm

To the Board of Trustees
The Advisors' Inner Circle Fund II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hancock Horizon Government Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund, Hancock Horizon Burkenroad Fund, and Hancock Horizon Diversified International Fund of The Advisors' Inner Circle Fund II (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 30, 2009. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2009, and with respect to agreement of security purchases and sales, for the period from April 30, 2009 (the date of the last examination), through September 30, 2009:

-    Confirmation of all securities maintained by Hancock Bank ("Custodian");

- Confirmation of all securities held in book entry form by Bank of New York Mellon ("Sub-custodian") - which include but are not limited to securities held by the Funds;

- Reconciliation of all securities on the books and records of the Funds to the Custodian;

- Reconciliation of all such securities between the records of the Custodian and Sub-custodian;

- Confirmation of all securities out for transfer with brokers or alternative procedures;

- Confirmation of all repurchase agreements and underlying collateral with brokers/banks; and

- Agreement of one security purchase and one security sale or maturity from the books and records of each of the Funds to broker confirmations or alternative supporting documents.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2009, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Advisors' Inner Circle Fund II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                          /s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
January 20, 2010

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

January 20, 2010

We, as members of management of Hancock Horizon Government Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund, Hancock Horizon Burkenroad Fund, and Hancock Horizon Diversified International Fund (collectively, the "Funds"), of The Advisors' Inner Circle Fund II, are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2009, and from April 30, 2009 through September 30, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2009, and from April 30, 2009 through September 30, 2009, with respect to securities reflected in the investment account of the Funds.

Sincerely,

The Advisors' Inner Circle Fund II


/s/ Philip T. Masterson
---------------------------------------
Philip T. Masterson
President


/s/ Michael Lawson
---------------------------------------
Michael Lawson
Treasurer, Controller, and
Chief Financial Officer

FUND NAME                                                                STATE               REGISTRATION      FILE NUMBER
---------                                                      -------------------------   ---------------   --------------
The Advisors' Inner Circle Fund II
                                                               CALIFORNIA                  ANNUAL               505 7356
                                                               COLORADO                    ANNUAL            IC 1995 08 501
                                                               GEORGIA                     OTHER              SC-MF-020269
                                                               Guam                        OTHER                2008-7233
                                                               ILLINOIS                    ANNUAL               60004987
                                                               INDIANA                     ANNUAL              93-0548 IC
                                                               MINNESOTA                   ANNUAL               R-36888.2
                                                               Minnesota Exemption         ANNUAL
                                                               NORTH CAROLINA              ANNUAL                 3326
                                                               PENNSYLVANIA                ANNUAL             1993-02-003MF
                                                               VIRGINIA                    ANNUAL                117018
                                                               VIRGIN ISLANDS              ANNUAL
                                                               WYOMING                     OTHER                  18723
The AIC Fund II - Hancock Bank Family of Funds - Trust Class
                                                               KENTUCKY                    ANNUAL               60014025
                                                               LOUISIANA                   ANNUAL                122656
                                                               NEW JERSEY                  ANNUAL               BEM-0169
                                                               OHIO                        OTHER                  64757
                                                               UTAH                        ANNUAL              006-9458-91
The Advisors' Inner Circle Fund II - Class A Share Pro
                                                               KENTUCKY                    ANNUAL
                                                               LOUISIANA                   ANNUAL                121280
                                                               NEW JERSEY                  ANNUAL               BEM-3641
                                                               OHIO                        OTHER                  64619
                                                               UTAH                        ANNUAL              007-0315-61
The Advisors' Inner Circle Fund II - Class A Shares Prospect
                                                               KENTUCKY                    ANNUAL               60017363
                                                               LOUISIANA                   ANNUAL                122182
                                                               NEW JERSEY                  ANNUAL               BEM-4154
                                                               OHIO                        OTHER                  64751
                                                               UTAH                        ANNUAL              007-0782-44
Hancock Horizon Family of Funds Prospectus
                                                               KENTUCKY                    ANNUAL
                                                               LOUISIANA                   ANNUAL                123759
                                                               NEW JERSEY                  ANNUAL               BEM-4246
                                                               OHIO                        OTHER                  66197
                                                               UTAH                        ANNUAL              007-0874-61
The AIC Fund II - Hancock Bank Family of Funds - Trust Class
                                                               LOUISIANA                   ANNUAL                124034
The Advisor's Inner Cir - Hancock Family of Funds - Class A
                                                               LOUISIANA                   ANNUAL                124033
The Advisors Inner Circle II- Hancock Bank Family of Funds -
                                                               LOUISIANA                   ANNUAL                124032
Hancock Horizon Government Money Market Fund
                                                               ALABAMA                     ANNUAL                 27873
Hancock Horizon Government Money Market Fund - Class A
                                                               MISSISSIPPI                 ANNUAL               60001564
                                                               TEXAS                       ANNUAL                M 62883
Hancock Horizon Government Money Market Fund - Inst Sweep
                                                               MISSISSIPPI                 ANNUAL               60001563
                                                               TEXAS                       ANNUAL                M 62884
Hancock Horizon Government Money Market Fund - Trust Class
                                                               MISSISSIPPI                 ANNUAL               60001562
                                                               TEXAS                       ANNUAL                M 62885
The Advisors' Inner Circle Fund II - Strategic Income Bond
                                                               ALABAMA                     ANNUAL                 27875
AIC Fund II - Strategic Income Bond Fund - Class A Shares
                                                               MISSISSIPPI                 ANNUAL               60001565
                                                               TEXAS                       GOOD UNTIL SOLD       C 62900

FUND NAME                                                                STATE               REGISTRATION      FILE NUMBER
---------                                                      -------------------------   ---------------   --------------
AIC Fund II - Strategic Income Bond Fund - Class C Shares
                                                               MISSISSIPPI                 ANNUAL               60001566
                                                               TEXAS                       GOOD UNTIL SOLD       C 62901
AIC Fund II - Strategic Income Bond Fund - Trust Class Sh
                                                               MISSISSIPPI                 ANNUAL               60001567
                                                               TEXAS                       GOOD UNTIL SOLD       C 62902
The Advisors' Inner Circle Fund II - Value Fund
                                                               ALASKA                      OTHER                60057195
                                                               ALABAMA                     ANNUAL                 27876
                                                               ARKANSAS                    ANNUAL               60018321
                                                               CONNECTICUT                 ANNUAL                1039058
                                                               DELAWARE                    ANNUAL                 47021
                                                               HAWAII                      ANNUAL
                                                               IDAHO                       ANNUAL                 59680
                                                               KANSAS                      ANNUAL             2006S0001260
                                                               MISSOURI                    ANNUAL              2005-00840
                                                               NEVADA                      ANNUAL
                                                               NEW YORK                    OTHER                S31-57-69
                                                               OREGON                      ANNUAL               2006-1422
                                                               RHODE ISLAND                ANNUAL
                                                               SOUTH CAROLINA              ANNUAL                MF16485
AIC Fund II - Value Fund - Class A Shares
                                                               ARIZONA                     ANNUAL                 43975
                                                               DISTRICT OF COLUMB          ANNUAL               60026692
                                                               IOWA                        ANNUAL                I-62936
                                                               MASSACHUSETTS               ANNUAL
                                                               MARYLAND                    ANNUAL              SM20061318
                                                               MAINE                       ANNUAL               10011917
                                                               MICHIGAN                    ANNUAL                947661
                                                               MISSISSIPPI                 ANNUAL               60001568
                                                               MONTANA                     ANNUAL                 57144
                                                               NORTH DAKOTA                ANNUAL                 AU783
                                                               NEBRASKA                    ANNUAL                 66047
                                                               NEW HAMPSHIRE               ANNUAL
                                                               NEW MEXICO                  ANNUAL                 22825
                                                               OKLAHOMA                    ANNUAL              SE-2174409
                                                               SOUTH DAKOTA                ANNUAL                 36781
                                                               TENNESSEE                   ANNUAL               RM09-1041
                                                               TEXAS                       GOOD UNTIL SOLD       C 62897
                                                               VERMONT                     ANNUAL              06/14/06-04
                                                               WASHINGTON                  GOOD UNTIL SOLD      60042134
                                                               WISCONSIN                   ANNUAL               505673-03
                                                               WEST VIRGINIA               GOOD UNTIL SOLD      MF 55563
AIC Fund II - Value Fund - Class C Shares
                                                               MARYLAND                    ANNUAL              SM20072755
                                                               MISSISSIPPI                 ANNUAL               60001569
                                                               NEBRASKA                    ANNUAL                 66049
                                                               NEW HAMPSHIRE               ANNUAL
                                                               OKLAHOMA                    ANNUAL              SE-2174410
                                                               TEXAS                       GOOD UNTIL SOLD       C 62898
                                                               WISCONSIN                   ANNUAL               527896-03
AIC Fund II - Value Fund - Trust Class Shares
                                                               MASSACHUSETTS               ANNUAL
                                                               MISSISSIPPI                 ANNUAL               60001570
                                                               NEBRASKA                    ANNUAL                 66048
                                                               NEW HAMPSHIRE               ANNUAL
                                                               OKLAHOMA                    ANNUAL              SE-2174411
                                                               TEXAS                       GOOD UNTIL SOLD       C 62899
AIC Fund II- Growth Fund
                                                               ALASKA                      OTHER                60057476

FUND NAME                                                                STATE               REGISTRATION      FILE NUMBER
---------                                                      -------------------------   ---------------   --------------
                                                               ALABAMA                     ANNUAL                29116
                                                               ARKANSAS                    ANNUAL               60018555
                                                               CONNECTICUT                 ANNUAL               1040262
                                                               DELAWARE                    ANNUAL                47287
                                                               HAWAII                      ANNUAL
                                                               IDAHO                       ANNUAL                59962
                                                               KANSAS                      ANNUAL             2007S0000154
                                                               MISSOURI                    ANNUAL              1993-00886
                                                               MONTANA                     ANNUAL                57674
                                                               NEVADA                      ANNUAL
                                                               NEW YORK                    OTHER               S31-61-92
                                                               OREGON                      ANNUAL              2006-1525
                                                               RHODE ISLAND                ANNUAL
                                                               SOUTH CAROLINA              ANNUAL               MF16587
The AIC Fund II - Growth Fund - Class A Sh
                                                               ARIZONA                     ANNUAL                44546
                                                               DISTRICT OF COLUMB          ANNUAL              60027082
                                                               IOWA                        ANNUAL               I-63568
                                                               MASSACHUSETTS               ANNUAL
                                                               MARYLAND                    ANNUAL              SM20061835
                                                               MAINE                       ANNUAL               10012554
                                                               MICHIGAN                    ANNUAL                948176
                                                               MISSISSIPPI                 ANNUAL               60004082
                                                               NORTH DAKOTA                ANNUAL                AV301
                                                               NEBRASKA                    ANNUAL                66572
                                                               NEW HAMPSHIRE               ANNUAL
                                                               NEW MEXICO                  ANNUAL                23431
                                                               OKLAHOMA                    ANNUAL              SE-2178693
                                                               SOUTH DAKOTA                ANNUAL                37279
                                                               TENNESSEE                   ANNUAL              RM09-1041
                                                               TEXAS                       GOOD UNTIL SOLD      C 65546
                                                               VERMONT                     ANNUAL             08/23/06-23
                                                               WASHINGTON                  GOOD UNTIL SOLD      60042646
                                                               WISCONSIN                   ANNUAL              507515-03
                                                               WEST VIRGINIA               GOOD UNTIL SOLD      MF 56176
AIC Fund II - Growth Fund - Class C Share
                                                               MISSISSIPPI                 ANNUAL               60004083
                                                               TEXAS                       GOOD UNTIL SOLD      C 65547
AIC Fund II - Growth Fund - Trust Class Shares
                                                               MISSISSIPPI                 ANNUAL               60004084
                                                               TEXAS                       GOOD UNTIL SOLD      C 65548
Burkenroad Fund
                                                               ALASKA                      OTHER                60053198
                                                               ALABAMA                     ANNUAL                30176
                                                               ARKANSAS                    ANNUAL               60016657
                                                               CONNECTICUT                 ANNUAL               1023325
                                                               DELAWARE                    ANNUAL                45261
                                                               HAWAII                      ANNUAL
                                                               IDAHO                       ANNUAL                58005
                                                               KANSAS                      ANNUAL             2004S0000183
                                                               MISSOURI                    ANNUAL
                                                               NEVADA                      ANNUAL
                                                               NEW YORK                    OTHER               S30-33-10
                                                               OREGON                      ANNUAL               2005-194
                                                               RHODE ISLAND                ANNUAL
                                                               SOUTH CAROLINA              ANNUAL               MF15743
Burkenroad Fund - Class A Shares
                                                               ARIZONA                     ANNUAL                39766
                                                               DISTRICT OF COLUMB          ANNUAL               60022980

FUND NAME                                                                STATE               REGISTRATION      FILE NUMBER
---------                                                      -------------------------   ---------------   --------------
                                                               IOWA                        ANNUAL                I-59260
                                                               MASSACHUSETTS               ANNUAL
                                                               MARYLAND                    ANNUAL              SM20032037
                                                               MAINE                       ANNUAL               10007145
                                                               MICHIGAN                    ANNUAL                944053
                                                               MISSISSIPPI                 ANNUAL               60006348
                                                               MONTANA                     ANNUAL                 53948
                                                               NORTH DAKOTA                ANNUAL                 AP252
                                                               NEBRASKA                    ANNUAL
                                                               NEW HAMPSHIRE               ANNUAL
                                                               NEW MEXICO                  ANNUAL                 19233
                                                               OKLAHOMA                    ANNUAL              SE-2190459
                                                               PUERTO RICO                 ANNUAL                S-29158
                                                               SOUTH DAKOTA                ANNUAL                 33249
                                                               TENNESSEE                   ANNUAL               RM09-1041
                                                               TEXAS                       GOOD UNTIL SOLD       C 68047
                                                               VERMONT                     ANNUAL              02/15/05-01
                                                               WASHINGTON                  GOOD UNTIL SOLD      60038199
                                                               WISCONSIN                   ANNUAL               489962-03
                                                               WEST VIRGINIA               GOOD UNTIL SOLD      MF 51603
Burkenroad Fund - Class D Shares
                                                               ARIZONA                     ANNUAL                 53695
                                                               DISTRICT OF COLUMB          ANNUAL
                                                               IOWA                        ANNUAL                I-65540
                                                               MASSACHUSETTS               ANNUAL
                                                               MARYLAND                    ANNUAL              SM20022299
                                                               MISSISSIPPI                 ANNUAL               60006349
                                                               NORTH DAKOTA                ANNUAL                 AU036
                                                               NEBRASKA                    ANNUAL                 64530
                                                               OKLAHOMA                    ANNUAL              SE-2181393
                                                               SOUTH DAKOTA                ANNUAL                 34077
                                                               TENNESSEE                   ANNUAL               RM09-1041
                                                               TEXAS                       GOOD UNTIL SOLD       C 68048
                                                               WASHINGTON                  GOOD UNTIL SOLD      60041484
                                                               WISCONSIN                   ANNUAL                452021
Burkenroad Fund - Class D Shares Prospectus
                                                               LOUISIANA                   ANNUAL                126949
                                                               NEW JERSEY                  ANNUAL               BEM-0170
                                                               OHIO                        OTHER                  64754
Hancock Horizon Diversified International Fund
                                                               ALASKA                      OTHER                60061798
                                                               ALABAMA                     ANNUAL                 38522
                                                               ARKANSAS                    ANNUAL               60021877
                                                               CONNECTICUT                 ANNUAL                1052721
                                                               DELAWARE                    ANNUAL                 50756
                                                               HAWAII                      ANNUAL
                                                               IDAHO                       ANNUAL                 63298
                                                               KANSAS                      ANNUAL             2009S0000347
                                                               MISSOURI                    ANNUAL              2008-02005
                                                               MONTANA                     ANNUAL                 64501
                                                               NEVADA                      ANNUAL
                                                               NEW YORK                    OTHER                S32-34-78
                                                               OREGON                      ANNUAL               2008-1632
                                                               RHODE ISLAND                ANNUAL
                                                               SOUTH CAROLINA              ANNUAL                MF17757
Hancock Horizon Diversified International Fund - Class A Sh
                                                               ARIZONA                     ANNUAL                 52250
                                                               DISTRICT OF COLUMB          ANNUAL
                                                               IOWA                        ANNUAL                I-70726
                                                               MASSACHUSETTS               ANNUAL
                                                               MARYLAND                    ANNUAL              SM20082592

FUND NAME                                                                STATE               REGISTRATION      FILE NUMBER
---------                                                      -------------------------   ---------------   --------------
                                                               MAINE                       ANNUAL               10020970
                                                               MICHIGAN                    ANNUAL                955550
                                                               MISSISSIPPI                 ANNUAL               60049337
                                                               NORTH DAKOTA                ANNUAL                BC668
                                                               NEBRASKA                    ANNUAL                73986
                                                               NEW HAMPSHIRE               ANNUAL
                                                               NEW MEXICO                  ANNUAL                30534
                                                               OKLAHOMA                    ANNUAL              SE-2183498
                                                               PUERTO RICO                 ANNUAL               S-36209
                                                               SOUTH DAKOTA                ANNUAL                44609
                                                               TENNESSEE                   ANNUAL              RM09-1041
                                                               TEXAS                       GOOD UNTIL SOLD      C 88571
                                                               VERMONT                     ANNUAL             09/30/08-18
                                                               WASHINGTON                  GOOD UNTIL SOLD      60049797
                                                               WISCONSIN                   ANNUAL              538834-03
                                                               WEST VIRGINIA               GOOD UNTIL SOLD      MF 64018
Hancock Horizon Diversified International Fund - Class C Sh
                                                               MISSISSIPPI                 ANNUAL               60049338
                                                               NEBRASKA                    ANNUAL                73987
                                                               NEW HAMPSHIRE               ANNUAL
                                                               OKLAHOMA                    ANNUAL              SE-2183499
Hancock Horizon Diversified International Fund - Trust Cl Sh
                                                               MISSISSIPPI                 ANNUAL               60049341
                                                               NEBRASKA                    ANNUAL                73988
                                                               NEW HAMPSHIRE               ANNUAL
                                                               OKLAHOMA                    ANNUAL              SE-2183502
Hancock Horizon Quantitative Long/Short Fund
                                                               ALABAMA                     ANNUAL
Hancock Horizon Quantitative Long/Short Fund - Class A Sh
                                                               MISSISSIPPI                 ANNUAL               60049339
                                                               NEBRASKA                    ANNUAL                73989
                                                               NEW HAMPSHIRE               ANNUAL
                                                               OKLAHOMA                    ANNUAL              SE-2183500
Hancock Horizon Quantitative Long/Short Fund - Cl C Sh
                                                               MISSISSIPPI                 ANNUAL               60049340
                                                               NEBRASKA                    ANNUAL                73990
                                                               NEW HAMPSHIRE               ANNUAL
                                                               OKLAHOMA                    ANNUAL              SE-2183501
Hancock Horizon Quantitative Long/Short Fund - Trust Cl Sh
                                                               MISSISSIPPI                 ANNUAL               60049342
                                                               NEBRASKA                    ANNUAL                73991
                                                               NEW HAMPSHIRE               ANNUAL
                                                               OKLAHOMA                    ANNUAL              SE-2183503
                                                               NEW HAMPSHIRE               ANNUAL
                                                               NEW MEXICO                  ANNUAL                31620
                                                               OKLAHOMA                    ANNUAL              SE-2191055
                                                               PUERTO RICO                 ANNUAL               S-36982
                                                               SOUTH DAKOTA                ANNUAL                45457
                                                               TENNESSEE                   ANNUAL
                                                               TEXAS                       GOOD UNTIL SOLD      C 89757
                                                               VERMONT                     ANNUAL             02/02/09-11
                                                               WASHINGTON                  GOOD UNTIL SOLD      60050974
                                                               WISCONSIN                   ANNUAL
                                                               WEST VIRGINIA               GOOD UNTIL SOLD      MF 65209